Tengion, Inc.
3929 Westpoint Boulevard, Suite G
Winston-Salem, NC 27103

February 14, 2013

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Jeffrey P. Riedler, Assistant Director
Jennifer Riegel, Special Counsel Scot Foley, Staff Attorney

Re:	Tengion, Inc.
Registration Statement on Form S-1 Filed November 9, 2012 File No. 333-184875

Ladies and Gentlemen:

On behalf of Tengion, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333184875), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2012 (the “Interest Share Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Interest Share Registration Statement upon the advice of the Commission staff due to limitations on the number of shares of common stock that the Company may register on its resale Registration Statement (File No. 333-184761) (the “Resale Registration Statement”) and the Commission staff’s belief that the shares registered on the Interest Share Registration Statement would more appropriately be registered on the Resale Registration Statement. The Interest Share Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Interest Share Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Interest Shares Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Interest Share Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Joseph W. La Barge of Ballard Spahr LLP, via email at labargej@ballardspahr.com or via facsimile at (215) 864-8999.

Should you have any questions regarding this request for withdrawal, please contact Joseph W. La Barge of Ballard Spahr LLP by telephone at (215) 864-8635.

Very truly yours,

/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Vice President, Finance